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                             March 30, 2022

       Robert Bohorad
       Chief Executive Officer
       Yuenglings Ice Cream Corporation
       One Glenlake Parkway #650
       Atlanta, GA 30328

                                                        Re: Yuenglings Ice
Cream Corp

       Dear Mr. Bohorad:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A POS filed March 4, 2022

       General

   1. We note your planned acquisitions of both Revolution Desserts LLC and a production facility. Please
provide us with your analysis as to whether financial statements and pro forma information for
each of the planned acquisitions are required pursuant to Part F/S of
                                                        Form 1-A and Rules 8-04
and 8-05 of Regulation S-X.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert Bohorad
Yuenglings Ice Cream Corporation
March 30, 2022
Page 2

       Please contact Bradley Ecker, Staff Attorney at (202) 551-4985 or Sherry Haywood, Staff
Attorney at (202) 551-3345 with any questions.



FirstName LastNameRobert Bohorad                          Sincerely,
Comapany NameYuenglings Ice Cream Corporation
                                                          Division of
Corporation Finance
March 30, 2022 Page 2                                     Office of
Manufacturing
FirstName LastName